

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 24, 2017

<u>Via E-mail</u>
Brian W. Penny
Chief Financial Officer
New Gold Inc.
Suite 3510 Brookfield Place, 181 Bay Street
Toronto, Ontario, Canada M5J 2T3

> **Re: New Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-31722**

Dear Mr. Penny:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining